VIA FAX	June 12, 2008

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention: H. Roger Schwall

Dear Mr. Schwall:

Re:	PolyMet Mining Corp. Form 20-F for the year ended January 31, 2008 Filed on April 30, 2008, File No. 0-18701

Set forth herein are PolyMet Mining Corp.’s (the “Company,” “we” “our” or “PolyMet”) responses to the comments contained in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 20, 2008, with respect to the Company’s Annual Report on Form 20-F for the year ended January 31, 2008 (the “Form 20-F”), filed with the Commission on April 30, 2008. As discussed with staff member Ms. Nasreen Mohammed, the Company will file an Amendment No. 1 to the Form 20-F (the “Form 20-F/A”) once we are informed that your comments have been satisfactorily addressed. We assume we should make the appropriate amendments to both the 2007 and 2008 filings.

Courtesy copies of this letter have been sent to the Commission’s examiners via courier. For your convenience, we have reprinted the Commission’s written comments below prior to the Company’s responses.

1	With your next response, please provide the acknowledgements that we request at the end of this letter.

RESPONSE: We have set forth the requested acknowledgment at the end of this letter.

2

We note that when you filed your Form 20-F for the year ended January 31, 2008 you did not file as exhibits the employment agreements with Messrs. Murray, Newby, Scipioni and Moore. Please amend your filing to include these exhibits.

RESPONSE: We will amend our Form 20-F to include each of Messrs. Murray’s, Newby’s, Scipioni’s and Moore’s employment agreement once we are informed that our responses to the Staff’s other queries, and the changes to our Form 20-F required by them, have been satisfactorily addressed.

Related Party Transactions, Page 45

3	We note your response to our prior comment 1 and reissue it in part. Revise the table to provide separate line items for each of the related party transactions.

RESPONSE: We will amend our Form 20-F to include a table that provides separate line items for each of the related party transactions agreements once we are informed that our responses to the Staff’s other queries, and the changes to our Form 20-F required by them, have been satisfactorily addressed. The revised table will appear in the revised 20-F as follows:

	2008	2007	2006

Consulting fees paid to David Dreisinger, a	$63	$62	$37
Director of the Company
Consulting fees paid to James Swearingen,	55	60	41
a Director of the Company
Rent and office charges paid to a company	25	62	25
of the which the president is a director
	$143	$184	$103

4

Describe how and by whom each of the related party agreements were approved (for example, whether they were approved by management or by disinterested board members). Describe how you determine that the services provided comply with each oral agreement. Finally state whether the terms of each agreement are similar to those obtainable from third parties and whether the agreements are expected to continue.

RESPONSE: Each agreement was approved by Mr. William Murray, our President and Chief Executive Officer at the time. They were discussed with our Board of Directors but our Board of Directors did not take formal action to approve the oral agreements.

We determined that the services provided complied with each oral agreement as follows:

  With respect to the services provided by Dr. Dreisinger:

    Dr. Dreisinger has been an integral part of the team that developed the specific metallurgical chemistry – the PLATSOL process – that was developed to recover metals from the PolyMet ore. Dr. Dreisinger has worked closely with numerous technical specialists to implement the PLATSOL design, including, among others, Bateman Engineering.

    Dr. Dreisinger has provided, and continues to provide, technical oversight and review of all metallurgical test work and analysis on our behalf, including, without limitation, with respect to our four campaigns of pilot plant testing conducted at SRS Lakefield. During these four campaigns he assisted in (i) the design and implementation of sampling, (ii) the design and execution of the test work, including attendance during the pilot plant testing and (iii) reviewing and analyzing the results of the foregoing.

    We refer you to Dr. Dreisinger’s biographical description included in our filing on Form 20-F. He holds an endowed Industrial Research Chair in Hydrometallurgy at the University of British Columbia, Canada. He is recognized as one of the world’s leading experts in the field of hydrometallurgy and teaches regular technical workshops for many international mining companies.

    Throughout the term of his engagement, Dr. Dreisinger has conducted in- person and telephonic meetings with Mr. William Murray and other members of our management at which he provided both verbal and written updates on the status of test work and made recommendations for future activities. These meetings occurred approximately every two to three weeks for the past five years.

    Dr. Dreisinger has represented and continues to represent us at presentations, conferences, technical review sessions with government agencies and investor meetings. Additionally, Dr. Dreisinger is presenting a PolyMet technical paper at the ALTA conference in Perth Australia in June 2008.

Consulting fees paid to Dr. Dreisinger’s have been a regular monthly amount reflecting his time commitment.

  With respect to the services provided by Mr. Swearingen:

    At the time that Mr. Swearingen joined us in 2005, we had a limited number of staff members at our Minnesota office.

    Prior to joining us Mr. Swearingen was General Manager of U.S. Steel Corporation’s MINNTAC iron ore operations located about 25 miles from us. He has high-level professional relationships throughout the business and political community in Minnesota.

    Mr. Swearingen has played a significant role in our corporate development, including:

      Introducing us to Mr. Joseph Scipioni, who worked with Mr. Swearingen at US Steel, and who is now our President and CEO and one of our directors.

      Assisting us in closing the acquisition of the Erie Plant through the exercise of the Cliffs Option in November 2005.

      Negotiating on our behalf the scope and terms of the Cliffs II acquisition of additional land and infrastructure.

      Negotiating on our behalf a long-term power contract with Minnesota Power.

      Overseeing our Construction Labor Agreement, including the introduction of Mr. Steven Ryan who led our negotiations with local contractors and construction unions.

      Evaluating and negotiating with local land owners in connection with possible land acquisitions.

    Mr. Swearingen spent a significant amount of time in our Hoyt Lakes, office reporting to both Mr. Murray and Mr. Warren Hudelson, our senior officer at our Minnesota office on a regular basis until Mr. Scipioni joined us. Then he reported to Mr. Scipioni, who at the time, was our General Manager and Chief Operating Officer.

Given the knowledge, expertise and experience of each of Dr. Dreisinger and Mr. Swearingen in the metals and mining industry, we believe that the oral agreements between us and each of Dr. Dreisinger and Mr. Swearingen were on terms that were much more favorable to us than terms we would have received if we entered into agreements with unrelated third parties.

The oral agreement with Dr. Dreisinger is expected to continue for at least next 12 months and the oral agreement with Mr. Swearingen was terminated effected January 1, 2008.

5

We note your statement that “in certain cases” some of the amounts charged are covered by signed agreements. Specify which transactions are covered by written agreements and file those agreements as exhibits.

RESPONSE: When drafting the response to your prior query, we mistakenly believed that there were signed agreements relating to rent and office services paid by us to Baja Mining Corp., a company of which Mr. William Murray was at the time also a director. This belief was erroneous and we now know that there were only oral agreements. We believe that the terms of these oral agreements, including the payment terms, are the same terms that we would have received if these oral agreements were made with unaffiliated third parties. We will amend our Form 20-F for this item once we are informed that our responses to your other queries, and the changes to our Form 20-F required by them, have been satisfactorily addressed to indicate “The amounts charged to the Company for the services provided have been determined by arms-length negotiation among the parties. Theses transactions were in the normal course of operations and were measured at the exchange value, which is the amount of consideration established and agreed to by the related parties.” At your request we hereby acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure of the filing;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense to any proceeding initiated by the Commission or any person under the federal security laws of the United States.

Please do not hesitate to contact the undersigned at (646) 879-5970 or Niall Moore at (604) 669-4701 if you have any questions or comments regarding the foregoing responses.

Yours truly,
POLYMET MINING CORP.

/s/ Douglas Newby
Douglas Newby
Chief Financial Officer